

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2012

Via E-mail
Xingping Hou
Chief Executive Officer
Geltology Inc.
Room 2903, Unit B
Jianwai SOHO East District
39 East Third Ring Road Central
Chaoyang District, Beijing City, China

>   **Re: Geltology Inc.**
>   **Form 8-K**
>   **Filed July 17, 2012**
>   **File No. 333-174874**

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise references to the "high quality" of your produce to state this as management's belief.

2. We note references to "growing rapidly," "steadily increased," and "intensive support" on page 5, "stands out," "one of the most influential brands," "superior quality," and "effective brand strategy" on page 6, "optimal climate conditions," "excellent soil," and "world class" on page 7, and "highly trained" and "distinguished fruit experts" on page 8. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements

represent your beliefs, please revise accordingly and state the basis for these beliefs.

Cautionary Note Regarding Forward-Looking Statements, page 2

3. Please remove reference to Sections 27A of the Securities Act and 21E of the Exchange Act as these safe harbors of the Private Securities Litigation Reform Act are not available to penny stock issuers.

Business, page 4

Our Current Business and Products, page 4

4. We note the statement in the first paragraph that you are "engaged in the planting, post-harvest processing and temperature controlled preservation and storage of organic navel oranges." You also state in that paragraph that "the oranges purchased from other farmers and cooperatives are not planted and harvested as organic navel oranges." We also note your disclosure on page 9 that approximately 50 percent of your business is the sale and distribution of oranges supplied by outside parties. Please revise references to "organic" throughout the filing to clarify that approximately half of your oranges are not organic.

5. Given that approximately half of your business is the sale and distribution of oranges that are not planted and harvested as organic, please tell us, with a view towards revised disclosure, whether you market all of your oranges as organic.

6. You state that your business operations "primarily consist" of your partnerships with local farmers. On page 9, however, you state that approximately 50 percent of your business is the sale and distribution of oranges supplied by outside parties. Please reconcile the inconsistency.

7. We note your reference to "pesticides for weed and pest control" in the first paragraph on page 5. With a view to revised disclosure please tell us how your use of pesticides for weed and pest control is consistent with organic practices.

8. Please revise to clarify the statement in the second paragraph on page 5 that "the maximum storage capacity is 7,000 tons and maximum capacity is 10,000 tons."

Industry and Market Overview, page 5

Naval Orange Production, page 5

9. Please revise to explain the "governmental support" mentioned in the first paragraph.

10. Please revise to state by whom "[i]t has been estimated" in the second-to-last sentence of the first paragraph.

11. Please revise the last sentence of the first paragraph to state when "Gannan has ranked first worldwide by navel orange planting" and when it "ranked third worldwide by annual output."

12. Please revise the first sentence of the last paragraph to clarify whether you are referring to demand in China.

Preservation, page 6

13. Please revise to provide a source for the facts presented in the second and fifth sentences of the first paragraph and the second and third sentences of the second paragraph.

14. Please revise the fourth sentence of the second paragraph to explain "2-3 times" in terms of weeks or months.

Our Competitive Strengths, page 7

Quality of Oranges and Brand Name, page 7

15. It appears that you are discussing here the agreements you make with farmers who grow on your orchards. Please revise to explain the quality standards that apply to outside party suppliers as discussed on page 9. Additionally explain how you are able to enforce any quality standards with these outside party suppliers.

Geographical Advantage, page 7

16. Please tell us if the other growers in the region also have many of these geographic advantages. If so, please explain why you believe this constitutes a competitive strength.

17. We note in the second paragraph under "Growth Strategy" on page 8 that you intend to establish "planting areas in each of the major fruit producing areas in the PRC." If true, please revise the discussion on page 7 to discuss that your growth plans could erode any geographic advantages you may currently have.

Technology Advantage, page 7

18. Please revise the last sentence to only describe the devices and systems you typically use, or confirm to us that you typically use all of the devices and systems listed.

Highly Trained Management and Expert Team, page 8

19. Please revise to define "high-yield" and "high-quality."

Growth Strategy, page 8

20. Please include an expected timeframe and anticipated costs for the implementation of each of your growth strategies identified in this section.

Competition, page 8

21. Please revise the first sentence in the first paragraph and the first sentence of the last paragraph to clarify whether you are referring to the PRC or some other region. Additionally please revise to provide a basis for each of these statements.

22. Please revise to define "Leading Enterprise Qualification" in the table on page 9.

Suppliers, page 9

23. Please discuss the nature and material terms of any contractual arrangements you have with your suppliers.

24. Please revise to explain the "continued support" from seedling cultivation centers as mentioned in the third paragraph.

Significant Customers, page 10

25. You state that your products are sold through distributors. Please discuss the material terms of your arrangements with these distributors.

PRC Government Regulation, page 10

Agriculture Laws, page 10

26. We note the statement in the last sentence of the first paragraph where you say you "endeavor" to plant orange trees by organic and environmental friendly approaches. Please revise to state whether you are in compliance with the laws referenced in this paragraph. Likewise please revise the last sentence under "Forest Laws."

PRC Quarantine Law, page 11

27. We note on page 15 that "most" of your sales are generated from the PRC. It appears that you may be exporting some of your product. In this regard we note the statement in the last sentence that you "will" organize a quarantine inspection.

> To the extent you are an exporter please revise to state whether you are currently in compliance with the laws, rules and regulations discussed in this section.

Intellectual Property, page 12

28. We note reference to a domain name in the first sentence of the second paragraph. However we do not see one listed. Please revise.

Property, page 13

29. Please revise to provide disclosure for your orchards.

Risk Factors, page 15

GRH has a number of Chinese minority shareholders, page 21

30. Please revise to explain the risk that this poses to investors. Please also tell us why you characterize GRH as your "public parent company."

Risks Associated With Doing Business In China, page 22

31. Please add a risk factor addressing concerns that economic growth in China could decrease.

Management's Discussion and Analysis, page 26

Results of Operations for the Year Ended December 31, 2011, page 29

Revenues, page 29

32. Please quantify the relative contributions of the increases in sales price and sales volume to your increase in net revenue.

Cost of sales, page 29

33. We note that you were able to increase your sales price due to the rising demand for organic navel oranges in China. Please tell us, with a view towards revised disclosure, if there was a corresponding increase in the price paid to farmers and outside suppliers for the products you sell.

Liquidity and Capital Resources, page 32

34. We note from page 33 that expected navel orange output for newly purchased trees in 2012 is 14,000 tons, yielding a profit of $4.7 million and you currently have an expected profit in 2012 from existing trees of $5.5 million. Please revise to state how you determined these profit amounts, as well as clarifying if "profit"

refers to gross profit of revenues less cost of sales or if other income statement line items are included.

Liquidity and Capital Resources, page 36

35. Please revise to discuss your capital needs over the next 12 months in relation to planned expenditures discussed under "Growth Strategy" on page 8.

Executive Compensation, page 44

36. We note that you have not compensated your executive officers in the last two years. Please disclose whether you have or intend to compensation your executive officers in 2012 or otherwise in the future.

Certain Relationships and Related Party Transactions, page 44

37. You reference in the notes to the financial statements that you have an outstanding loan from a stockholder. To the extent this stockholder is covered by Item 403(a) of Regulation S-K, please include the disclosure required by Item 404 of Regulation S-K regarding this transaction.

Exhibits, page 45

38. It does not appear that you have filed the Call Option Agreement as an exhibit. Also, you appear to have misnumbered the Form of Orange Purchase Contract exhibit. Please revise accordingly.

Exhibit 99.1

Notes to Consolidated Financial Statements, page 6

Note 2 – Summary of Significant Accounting Policies, page 6

Property and Equipment, page 7

39. Please revise to disclose the nature and amounts of the costs that you capitalized in your determination of the amount of navel orange orchards.

Note 7 – Accounts Payable and Accrued Expenses, page 12

40. We note from page five of your report on Form 8-K that you have commitments for the purchase of oranges according to your contractual arrangements with farmers. Please tell us and explain in the notes to your financial statements whether such liability is recorded on your balance sheet at December 31, 2011 and 2010. Your response should explain your accounting for such purchase commitments including when the related liability is recognized in your financial

statements and should also indicate how and when funding is obtained to purchase the oranges.

Other

41. Please update the financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Tahra Wright
        Loeb & Loeb LLP